Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Grant Park Fund March 2018 Update
April 26, 2018

Supplement dated April 26, 2018 to Prospectus dated May 15, 2017
Class	Mar ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-1.13%	-5.85%	$6.17M	$988.924
B	-1.19%	-6.01%	$64.33M	$805.866
Legacy 1	-0.94%	-5.30%	$1.08M	$797.429
Legacy 2	-0.96%	-5.35%	$0.38M	$778.330
Global 1	-0.90%	-4.81%	$24.13M	$795.211
Global 2	-0.92%	-4.89%	$0.98M	$778.123
Global 3	-1.06%	-5.31%	$1.88M	$665.190

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar weakened in reaction to uncertainty concerning tariffs and trade agreements.  The British pound strengthened on expectations the Bank of England will raise interest rates.  The euro moved higher due to strength across the European economy.  The Australian dollar weakened on declining commodity prices and an increase in Australian unemployment.

Energy:  Crude oil prices rose after China launched its yuan-denominated crude oil futures contract, an event many traders were anticipating as they sought to access China's bustling commodity markets.  Natural gas and heating oil prices rose on continued cold weather.

Equities:  Global equities moved lower on continued volatility, downbeat macro data from Europe and fears of a trade war between the U.S. and China.

Fixed Income:  U.S. fixed income prices rose amidst volatility in the stock markets and concerns over the trade tensions between China and the U.S.  Gilts prices rose after the U.K. Debt Management Office announced bond sales during the coming financial year will be the lowest since the financial crisis.

Grains/Foods:  Corn markets rose after the U.S. Department of Agriculture forecast an unexpected drop in inventories.  Wheat markets declined as favorable weather boosted crops. Sugar prices declined on elevated supplies.  Cocoa prices rose over 14% on signs of improving demand and forecasts for a smaller global surplus.  Lean hog and live cattle markets moved lower on expectations of rising supplies.

Metals:  Gold prices rose slightly on U.S. dollar weakness.  Copper prices declined on muted demand and weak global cues.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended March 31, 2018

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	-$1,006,565	-$1,962,443
Change In Unrealized Income (Loss)	364,733	-1,585,742
Brokerage Commission	-36,605	-123,326
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-81,583	-280,276
Change in Accrued Commission	154	9,656
Net Trading Income (Loss)	-759,866	-3,942,131

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$59,229	$177,687
Interest, Other	18,452	63,742
Income from Securities	-29,615	-936,474
Dividend Income	0	0
Total Income (Loss)	-711,800	-4,637,176

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	-11	4,621
Operating Expenses	21,193	69,127
Organization and Offering Expenses	24,397	79,508
Brokerage Expenses	374,198	1,235,419
Dividend Expenses	0	0
Total Expenses	419,777	1,388,675

Net Income (Loss)	-$1,131,577	-$6,025,851

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$102,325,718	$113,483,622
Additions	0	0
Net Income (Loss)	-1,131,577	-6,025,851
Redemptions	-2,248,728	-8,512,358
Balance at March 31, 2018	$98,945,413	$98,945,413

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$988.924	6,236.83700	$6,167,756	-1.13%	-5.85%
B	$805.866	79,832.86621	$64,334,615	-1.19%	-6.01%
Legacy 1	$797.429	1,351.34563	$1,077,602	-0.94%	-5.30%
Legacy 2	$778.330	482.22166	$375,327	-0.96%	-5.35%
Global 1	$795.211	30,345.51458	$24,131,076	-0.90%	-4.81%
Global 2	$778.123	1,264.21871	$983,717	-0.92%	-4.89%
Global 3	$665.190	2,819.22085	$1,875,319	-1.06%	-5.31%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership